October 22, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attn:           Mr. Paul Cline, Staff Accountant

Re: Farmers Capital Bank Corporation
Form 10-K for the period ended December 31, 2009
Forms 10-Q for the period ended March 31, 2010 and June 30, 2010
File No.: 0-14412

Ladies and Gentlemen:

We are in receipt of your letter dated October 12, 2010 from Kevin W. Vaughn, Branch Chief of Division of Corporation Finance.  The purpose of this letter is to respond to your comments set forth in the October 12, 2010 letter.  For your convenience, your comments are set forth in this letter in italics, followed by response of Farmers Capital Bank Corporation (the “Company” or “we” or “our”). If not otherwise indicated, future filings by the Company will include the responses to your comments as applicable.

1.
Please refer to your response to comment 2 of our June 23, 2010 letter. We note that each of your subsidiary banks has agreed to adopt, implement and adhere to plans to reduce its risk in each asset in excess of certain amounts (i.e., $750,000 and $1,000,000) and which met certain classifications in the most recent regulatory examinations.  Please revise future filings to provide a tabular presentation of these loans for each subsidiary bank that quantifies the number of and amounts of these loans and that also sets forth the progress achieved towards meeting the reduction of these assets based on the target established under the memorandums of understanding.

The Company will in future filings provide a tabular presentation for each subsidiary bank that quantifies the number and amount of classified assets that exceed the threshold in the most recent regulatory reports. The Company expects to include disclosure in its September 30, 2010 Form 10-Q filing similar to the following:

Farmers Bank

Substandard Loans
(Dollars in thousands)		Activity Since Exam Date
As of Exam Date		Increases		Decreases			September 30, 2010
Number of Credits	Balance	Additional Credit/New Classifications	Number of Credits	Principal Payments	Charge Off’s	Transfers1	Balance	Number of Credits

20	$35,103	$24,478	13	$5,813	$3,483	$6,340	$43,945	30

1Represents repossession activity to other real estate owned.

At September 30, 2010 Farmers Bank had 30 credit relationships with an aggregate outstanding balance of $43.9 million that meet the risk reduction criteria established in the Memorandum. Farmers Bank’s targeted outstanding balance of assets meeting the risk reduction criteria established in response to the Memorandum was $37.8 million for September 30, 2010. The outstanding balance at September 30, 2010 is in excess of the target amount due mainly to newly classified credits. Local economic factors have negatively impacted housing markets which have contributed to the increase in nonperforming loans and assets.

The merger of Lawrenceburg Bank into Farmers Bank during the second quarter of 2010 also contributed to the increase in classified balances by $10.2 million. Included in this total are five credit relationships totaling $5.8 million that were classified substandard from the loan portfolio of Lawrenceburg Bank. In addition, there was $4.4 million in outstanding balances at Lawrenceburg Bank representing six credit relationships that also existed at Farmers Bank prior to the merger whereby the loans were participated between the two banks.

United Bank

Substandard Loans
(Dollars in thousands)		Activity Since Exam Date
As of Exam Date		Increases		Decreases			September 30, 2010
Number of Credits	Balance	Additional Credit/New Classifications	Number of Credits	Principal Payments	Charge Off’s	Transfers1	Balance	Number of Credits

15	$42,870	$49,481	18	$12,178	$6,330	$12,887	$60,956	29

1Represents repossession activity to other real estate owned.

At September 30, 2010 United Bank had 29 credit relationships with an aggregate outstanding balance of $61.0 million that meet the risk reduction criteria established in the Order. The amount outstanding at September 30, 2010 is below the target level established in the Order.

2.           Please refer to your response to comment 3 of our June 23, 2010 letter. We were unable to locate the requested disclosures in your Form 10-Q for the period ended June 30, 2010.  Please revise your future filings to incorporate your response to the comment in your disclosure.

The Company expects to include the following or similar disclosure in its September 30, 2010 Form 10-Q filing and additional future filings if material:

From time to time the Company’s affiliate banks modify a customer’s loan, but such modifications may not meet the criteria for classification of restructured troubled debt.  The primary reasons for such restructurings are:

•	repricing a loan to a current market rate of interest to a borrower with good credit and adequate collateral value in order to retain the customer,
•
changing the payment frequency from monthly to quarterly, semi-annually or annually where the loan is performing, the borrower has good credit and adequate collateral value and the bank believes valid reasons exist for the change, or

•
extending the interest only payment period of a performing loan where the borrower has good credit and adequate collateral value in instances where a project may still be in a phase of development or leasing-up, but where the bank believes completion will occur in the near future, or such extension is otherwise in the bank’s best interest.

As a modification is made, management evaluates whether the modification meets the criteria to be classified as a troubled debt.  This criteria has two components:

1.	The bank made a concession on the loan terms, and
2.	The borrower was experiencing financial difficulty.

The Company’s loan policy has been recently updated to provide guidance to lending personnel as a result of the recent increase in restructured loans to ensure those that are troubled debt are properly categorized. Additional attention is being given to restructured loans through the oversight of the recently established position of Chief Credit Officer at the parent company to ensure that modifications meeting criteria for restructured loans are identified and properly reported.

The table below sets forth on an aggregate basis at September 30, 2010, the types of non-troubled debt restructurings by loan type, number of loans, average loan balance and modification type:

# of Loans	Loan Type	Average Loan Balance	Range of Loan Balances	Modification Type
4	Commercial, financial and agricultural	$28,638	$6,722 - $45,989	Changed repayment frequency
60	Commercial, financial and agricultural	$61,059	$371 - $1,000,000	lowered interest rate to market rate to retain loan
30	Installment loan	$15,825	$475 - $68,100	lowered interest rate to market rate to retain loan
1	Installment loan	$52,979	n/a	changed repayment frequency
50	Real estate mortgage – farmland and other commercial enterprises	$628,611	$100 - $4,529,503	lowered interest rate to market rate to retain loan
7	Real estate mortgage – farmland and other commercial enterprises	$415,448	$55,000 - $1,249,507	changed repayment frequency
69	Real estate mortgage - residential	$205,516	$1,914 - $5,527,552	lowered interest rate to market to retain loan
7	Real estate mortgage - residential	$36,196	$10,000 - $73,987	changed repayment frequency (in 1 case reduced interest rate to market rate)
1	Real estate mortgage - residential	$192,882	n/a	modify payment terms for estates of deceased borrowers at representative’s request
3	Real estate - construction	$1,395,942	$83,600 - $2,942,530	Lowered interest rate to market rate to retain loan (in 2 cases extended interest only period)

In each of the loan modifications identified in the table, management of the applicable bank determined the loan was not in troubled condition due to the financial status of the borrower and collateral.

The Company’s subsidiary banks have not engaged in loan splitting.

3.	Please refer to your response to comment 4 of our June 23, 2010 letter and address the following:

•
Considering market conditions for real estate, please revise future filings to disclose if, when a construction loan or development loan is downgraded or classified, the new appraisal management obtains is based on an as completed basis.  If it is, please disclose and discuss why management believes this is appropriate.

•
You state in your response that “…construction and development appraisals are on an ‘as completed’ basis.  If work remains to be completed on a financed project, management will reduce the estimated value in the appraisal by the cost estimated to complete the work and, if required by the loan balance, establish reserves allocated to the loan or write down the loan based on the need to complete such work.” Tell us whether bank personnel make the appropriate adjustments to reduce the appraisal value by an appropriate risk premium in addition to the costs to complete in order to more accurately arrive at an “as is” value for the collateral.

•
Please revise future filings to discuss the extent to which interest reserves are utilized on your loan products.  If your loans require these reserves, discuss how you monitor the loans to make sure the projects are proceeding within the terms of the loans.

•	Please tell us and consider the need to disclose if you have extended the terms of any of your real estate construction loans.
•
Please revise future filings to provide disaggregated information of your non-performing loans based on the same loan classification used to present your loan portfolio.  Also, confirm to us, if true, that the charge-off categories presented in roll-forward of the allowance for loan losses mirrors the categories used to present your loan portfolio.  If that is not true, please revise future filings to conform the categories used to present this information in order to enhance transparency in your disclosures.

The Company will revise future Form 10-K and or Form 10-Q filings as appropriate to provide expanded disclosures addressing the above comments. The Company expects to include the following or similar disclosures:

When a construction loan or development loan is downgraded, a new appraisal is ordered contemporaneously with the downgrade.  The appraisers are instructed to give a fair value based upon both an “as is” basis and an “as completed” basis.  The twofold purpose is to facilitate management’s decision making process in determining the cost benefits of completing a project vs. marketing the project as is.

The carrying value of a downgraded loan or non performing asset wherein the underlying collateral is an incomplete project is based on a fresh appraisal at the “as is” value.  The current appraisal is a compilation of the most recent sales available and therefore includes the risk premium established by the market conditions.  When the comparable sales are not deemed to be reliable or the adjustments are not satisfactory, management will make appropriate adjustments to the fair value which includes a risk premium (discount) deducted using the discounted cash flow framework.  The reserve or write down is expended upon completion of the appraisal and other relevant information assessment.

Interest reserves were a common industry practice when the banks were more actively lending in their markets and the predictability of a sale or stabilization of the project had a high probability.  The interest reserve is a component of the loan proceeds which is determined at the loan’s inception after a full evaluation of the sources and uses of funds for the project, and is intended to match the project’s debt service requirements with its expected cash flows. In all construction lending projects, we monitor the project to determine if it is being completed as planned and if sales/stabilization projections are being met.

Since the real estate market has diminished over time, the Company has been less active in construction and development lending and the use of the interest reserves. For present and future construction and development loan requests, borrowers must show sufficient cash reserves and significant excess cash flow from all sources in addition to other underwriting criteria measures.  The projects viability is a major consideration as well, along with the probability of its stabilization and/or sale.

Due to the general lack of opportunities currently in our markets combined with our low desire for this segment of the lending portfolio, interest reserves are not commonplace.

The Company has extended the terms of three real estate construction loans as of September 30, 2010 in the aggregate amount of $6.0 million. The Company does not believe separate disclosure is needed with respect to these loans.

The Company will in future filings provide disaggregated information of its nonperforming loans based on the same loan classification used to present our loan portfolio. The Company expects to add the following table to its disclosures:

Nonperforming Loans
(In thousands)	September 30, 2010	December 31, 2009
Nonaccrual Loans
Commercial, financial, and agriculture	$694	$946
Real estate-construction	28,531	35,686
Real estate mortgage-residential	19,151	7,892
Real estate mortgage-farmland and other commercial enterprises	5,139	11,778
Installment	155	223
Lease financing	196	105
Total nonaccrual Loans	$53,866	$56,630

Restructured Loans
Commercial, financial, and agriculture		$670
Real estate-construction	$18,263	11,047
Real estate mortgage-residential	8,062	2,053
Real estate mortgage-farmland and other commercial enterprises	11,070	4,141
Installment
Lease financing
Total restructured Loans	$37,395	$17,911

Past Due 90 Days or More and Still Accruing
Commercial, financial, and agriculture	$369	$455
Real estate-construction		470
Real estate mortgage-residential	98	440
Real estate mortgage-farmland and other commercial enterprises		27
Installment	5	415
Lease financing
Total past due 90 days or more and still accruing	$472	$1,807

Total nonperforming loans	$91,733	$76,348

The Company will revise future filings to conform the charge-off categories presented in its roll-forward of the allowance for loan losses to mirror the categories used to present our loan portfolio. The Company will present this expanded disclosure in its next Form 10-K filing and expects the disclosure format to be as follows:

Years Ended December 31, (In thousands)	2010	2009	2008	2007	2006
Balance of allowance for loan losses at beginning of year
Acquisition of Citizens Jessamine
Loans charged off:
Commercial, financial, and agricultural
Real estate – construction
Real estate – residential
Real estate – farmland and other commercial enterprises
Installment loans to individuals
Lease financing
Total loans charged off
Recoveries of loans previously charged off:
Commercial, financial, and agricultural
Real estate – construction
Real estate – residential
Real estate – farmland and other commercial enterprises
Installment loans to individuals
Lease financing
Total recoveries
Net loans charged off
Additions to allowance charged to expense
Balance at end of year
Average loans net of unearned income
Ratio of net charge-offs during year to average loans, net of unearned income

Should you need any additional information or clarification, please do not hesitate to contact Doug Carpenter, Senior Vice President, Secretary, and Chief Financial Officer, at 502-227-1686.

Sincerely,
Farmers Capital Bank Corporation

/s/ Doug Carpenter
Doug Carpenter
Senior Vice President, Secretary, and
Chief Financial Officer

202 West Main Street
P.O. Box 309
Frankfort, KY 40602-0309
dcarpenter@farmerscapital.com
phone: 502-227-1686
fax:           502-227-1692